Mail Stop 3561

September 26, 2007

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Via Fax & U.S. Mail

Mr. Mark A. Scharmann
President and Principal Executive Officer
Pacific Alliance Corporation
1661 Lakeview Circle
Ogden, UT 84403

> **Re: Pacific Alliance Corporation**
> **Form 10-KSB**
> **Filed April 16, 2007**
> **File No. 0-51777**

Dear Mr. Scharmann:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management's Discussion & Analysis if Financial Condition and Results of Operations

Liquidity and Capital Resources, and

Plan of Operation

1. In light of your working capital deficit, lack of revenues, and ongoing expenses, expand your disclosure to discuss possible financing sources for your operating expenses and the likelihood of the availability of such funds. Also, specifically discuss that you may be forced to terminate operations should such funds do not become available.

Item 8A. Controls and Procedures, page 38

2. Reference is made to your response to prior comment number one in the letter dated April 21, 2006 to the SEC. You indicated in your response that you would revise the disclosure in this section (refer to the proposed language in your response) in future filings to comply with the disclosure guidelines provided in Item 307 of Regulation S-B. However, we note that your disclosure does not agree with the proposed language included in such response. In this regard, please explain to us why such changes were not made and confirm to us future filings will be revised to comply with the disclosure guidelines prescribed in Item 307 of Regulation S-B. You are specifically required to conclude as to the effectiveness of your disclosure controls and clearly state that conclusion in Item 8A. If the conclusion is that the disclosure controls and procedures are not effective, please state the reasons supporting that conclusion and management's plans to remedy the deficiency.

Item 4.01 Form 8-K.

3. In Item 8, we note that you dismissed HJ & Associates on August 2, 2005, and engaged Spector & Wong on July 27, 2005. A Form 8-K was due on the fifth day following the date the relationship with HJ & associates ceased. It is not sufficient

to present this information in other periodic reports. A Form 8-K is required each time there is a change of accountants. Item 304 of Regulation S-B describes the disclosure requirements of the Item 4 Form 8-K. In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

4. Furthermore, since HJ & Associates audited the financial statements for the year ended December 31, 2004 and were dismissed August 2, 2005, the disclosure describing any disagreements should cover the period following the audited financial statements through the date of dismissal. The period from December 31, 2006 through April 12, 2007 appears irrelevant to HJ& Associates' engagements. Please revise related disclosures in all future filings.

Other

5. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Mr. David Knudsen, Principal Financial Officer
(801) 399-3688